July 28, 2008
By Facsimile Transmittal and
EDGAR Transmission
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7410
Attention:	Mr. John Cash, Accounting Branch Chief Division of Corporation Finance
Re:	Ready Mix, Inc. Form 10-K for the fiscal year ended December 31, 2007 Filed March 13, 2008 File #1-32440
Dear Mr. Cash,
As Chief Financial Officer, Secretary and Treasurer of Ready Mix, Inc., a Nevada corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in its comment letter to myself, dated July 8, 2008. As discussed with Tricia Armelin, SEC Staff Accountant, we are submitting our response within the agreed upon response period.
Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company. When used in this letter, the “Company,” “we,” “us,” and “our” refer to Ready Mix, Inc.
Certain portions of the Company’s responses below are provided in a disclosure type format. The bolded portions of these responses represent proposed modifications to the current 2007 disclosures that will appear in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) or in subsequently filed Form 10-Qs (“Form 10-Q”) where applicable.

Form 10-K for the fiscal year ended December 31, 2007
Critical Accounting Policies, Page 24
Valuation of Property and Equipment, Page 25
1.	We note from your disclosure on Page 39 that your property and equipment includes water rights. With a view towards future disclosure, please help us understand the nature of and your accounting policy for this asset.
Response
The nature of water rights in the State of Nevada “... is a right gained to use water beneficially which will be regarded and protected as real property” as ruled by the Nevada Supreme Court in the case of Nenzel et al. v. Rochester Silver Corp., 50 Nev. 352,259 P. 632. There are various types of water rights in Nevada from agriculture to mining to residential. By having the water rights it allows the owner of those rights to drill and maintain a well in a particular aquifer or area of the state. Our water rights are for mining and commercial use in the aquifer where our Lee Canyon mining facility is located. A facility of that size requires a large volume of water. Our water rights allow us to utilize up to 300 acre feet of water per year, which is deemed a sustainable allowance from the aquifer by the State of Nevada’s engineer. Our policy for this asset is to treat it as all other real and titled property, which is to record it at cost as a non-depreciable asset. It is reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable pursuant to the requirements of FAS 144. As real property, this right is also transferable and can be sold at our discretion. We also acknowledge the Staff’s comment. In response to the Staff’s comment we propose revising our future filings to include a modification in our disclosure on Note 1 to the financial statements to read as follows:
     Property and Equipment:
          Property and equipment are recorded at cost. Depreciation is provided for on the straight-line method, over the estimated useful lives. Depreciation expense for the years ended December 31, 2007, 2006 and 2005 amounted to $4,376,723, $3,439,208 and $2,410,900, respectively. Leasehold improvements are recorded at cost and are amortized over their estimated useful lives or the lease term, whichever is shorter. Land and water rights, which are real property, are non-depreciable assets. The estimated useful lives of property and equipment are:

Computer equipment	3 — 5 years
Equipment	3 — 10 years
Batch plants	4 — 15 years
Vehicles	5 — 10 years
Office furniture and equipment	5 — 7 years
Leasehold improvements	3 — 10 years
Building	39 years

     The Company reviews property and equipment, including land and water rights, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
2.	We note from your disclosure on page 2 that you plan to cease operations at one of your sand and gravel production facilities. With a view toward future disclosure, please tell us how you considered whether any assets at this facility were impaired. Reference FAS 144.
Response
To better explain how we determined whether any assets at our Detrital facility were impaired, we believe an approximate timeline may be helpful.
A decision was made by the Company to look for a buyer for the Detrital facility in December 2007. As the Company was continuing to utilize the facility with no decline in business we did not believe any impairment in the carrying value of the assets had been incurred in relation to the application of paragraphs 7-26 of FAS 144 as of that time. This situation continued through our year end, December 31, 2007, although we did commence discussing a possible sale with interested parties.
In mid February, we became aware that our most likely buyers would not be acquiring the operation in a suitable time frame. As such, a decision to cease operations and terminate the lease was made in mid to late February 2008. This decision meant that we needed to again address FAS 144 and we determined that paragraph 28, Long-Lived Assets to Be Abandoned, was applicable because we would be abandoning certain assets at the Detrital facility. Paragraph 28 further referred us to FAS 154 paragraphs 19-22 to provide guidance on the timing of the recognition of the impairment. FAS 154 paragraph 19, Change in Accounting Estimate, provides that a change in accounting estimate shall be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future period if the change affects both.

Our determination to not consider the assets impaired at December 31, 2007 was due to (1) no decline in business and continued business in the first quarter of 2008, (2) the potential sale of the facility during the first quarter of 2008 and (3) the conclusion reached when reviewing FAS 154 paragraph 19 that the change in the accounting estimate should occur in the period of change. We believe that the proper period for recognizing the change in estimate is the quarter ended March 31, 2008.
We also acknowledge the Staff’s comment. In response to the Staff’s comment we will further disclose in future filings a more robust discussion in our MD&A regarding impairments and our deliberations in the application of FAS 144.
Classification of Leases, Page 26
3.	With a view towards future disclosure, please provide us with a more comprehensive discussion regarding how you determined that your leases of ready-mix trucks qualify as operating leases. Please specifically discuss how you considered the term of the leases relative to the useful life of the assets and the present value of the minimum lease payments relative to the fair value of the assets. Reference paragraph 7 of FAS 13. In this regard, we note your disclosure on page six that a mixer truck typically has a useful life of 12 years. Although you depreciate them over 10 years.
Response
Below is our comprehensive discussion regarding how we determined that our ready mix trucks qualified as operating leases. The four criteria items listed in paragraph 7 of FAS 13 in determining if a lease is either a capital lease (meeting one of the criteria listed below) or an operating lease are as follows:
a.	The lease transfers ownership of the property to the leasee by the end of the lease term (as defined in paragraph 5(f)).

b.	The lease contains a bargain purchase option (as defined in paragraph (d)).

c.	The lease term (as defined in paragraph 5(f)) is equal to 75 percent or more of the estimated economic life of the leased property (as defined in paragraph 5(g)). However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.

d.	The present value at the beginning of the lease term of the minimum lease payments (as defined in paragraph 5(j)), excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property (as defined in paragraph 5(c)) to the lessor at the inception of the lease over any related investment tax credit retained by the lessor and expected to be realized by him. However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease. A lessor shall compute the present value of the minimum lease payments using the interest rate implicit in the lease (as defined in paragraph 5(k)). A lessee shall compute the present value of the minimum lease payments using his incremental borrowing rate (as defined in paragraph 5(l)), unless (i) it is practicable for him to learn the implicit rate computed by the lessor and (ii) the implicit rate computed by the lessor is less than the lessee’s incremental borrowing rate. If both of those conditions are met, the lessee shall use the implicit rate.
All of our leases entered into, as it relates to mixer trucks, are similar in nature. My intention below is to demonstrate using only one mixer truck lease agreement as an example. The following is a brief synopsis of the lease:
•	2007 International 5500 Navistar with a McNeilus mixer-bridgemaster V — $145,317.00 per unit

•	10 units on one lease, total cost $1,453,170

•	Lease term — 60 months (5 years)

•	Monthly lease payment of $24,808.97 plus tax

•	No transfer of title at the end of lease

•	No bargain purchase price at completion of lease
Ready Mix, Inc.’s useful life for a mixer truck is estimated at 10 years although some industry standards estimate the life of a mixer truck at 12 years, we use a more conservative life since we believe the heat in the southwest has the ability to shorten the life of a heavy vehicle such as a mixer truck. Our cost of capital at the time of the lease was between 8.14% and 8.45% as noted in the disclosure of notes payable in note 8 of the December 31, 2007 financial statements.
•	Since no transfer of title occurs the lease passes paragraph 7a.

•	Since the lease does not contain a bargain purchase option at the completion of the lease, the lease passes paragraph 7b.

•	Since the lease is only for approximately 50% of the vehicles’ useful life and is less than the 75% as specified in paragraph 7c, it passes that criterion.

•	The present value of the lease payments at the beginning of the lease, using 8.14% as the discount, was $1,219,506 representing 83.9% of the original cost, which is less than 90% therefore passing paragraph 7d.
Since the lease passed the four criteria used to determine if the lease should be capitalized we therefore considered the lease an operating lease.

Note 1. Summary of Significant Accounting Policies and Use of Estimates, Page 34 Revenue Recognition, Page 34
4.	With a view towards future disclosure, please confirm to us that you recognize revenue when all criteria outlined in SAB Topic 13 have been met.
Response
SAB Topic 13 requires revenue recognition upon the following criteria being met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the seller’s price to the buyer is fixed or determinable, and (4) collectibility is reasonably assured. We confirm that we recognize revenue when the criteria outlined in SAB Topic 13 have been met.
Our revenue recognition is fairly simple as the arrangement is evidenced by our delivery ticket which is signed by the customer upon delivery and acceptance. Even prior to that point in time, many of our large customers are repeat customers who order through authorized purchase agents. Delivery (or pick up) has always occurred prior to our recognizing revenue. The price per unit is approved at the time the order is submitted, which is prior to delivery. Collectibility is reasonably assured, either through our dealing with established customers with pre-approved credit limits and credit histories or COD purchases to one time buyers such as homeowners, etc.
We also acknowledge the Staff’s comment. In response to the Staff’s comment we propose revising our future filings’ disclosure on revenue recognition to read as follows:
Revenue Recognition:
We recognize revenue on the sale of our concrete and aggregate products at the time of delivery and acceptance. At the time of delivery, the following have occurred:
•	The contract has been evidenced by the customers signature on the delivery ticket,

•	A price per unit has been determined, and

•	Collectibility has been reasonably assured either by credit authorization of the customer or by COD terms.
Large orders requiring multiple deliveries and spanning more than one day are invoiced daily for the deliveries on that day.
Item 9A. Controls and Procedures, Page 49
5.	We note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e). This comment is also applicable to your Form 10-Qs for the period ended March 31, 2008.
Response
We confirm that our disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. We also acknowledge the Staff’s comment. In response to the Staff’s comment, we propose revising our future filings’ disclosure on Controls and Procedures to read as follows:
(a) Evaluation of Disclosure Controls and Procedures
     Our principal executive officer and principal financial officer, based on their evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K, have concluded (i) that our disclosure controls and procedures are effective for ensuring that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) that our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Form 10-Q for the quarterly period ended March 31, 2008
Overview, Page 15
6.	We note your disclosure that you discontinued operations at the Detrital Wash location. With a view towards future disclosure, please provide us with more comprehensive discussion regarding the nature of the costs associated with the discontinuance of these operations. Please also clarify if you determined that any assets at this location were impaired.

Response
Please reference the timeline in the response to the Staff’s comment #2. The costs associated with the discontinued operations at our Detrital location consisted primarily of the labor and hauling costs associated with relocating the equipment used at this facility to our two other aggregate facilities which, in turn, were able to absorb the majority of the equipment in those operations. The value of the assets that we had to abandon when we ceased operations was primarily associated with the installation of equipment and the drilling and placement of wells, for water, on the site. Additional costs were associated with the final clean-up of the facility to meet the lessor’s requirements to release our bond held for reclamation. The total costs associated with moving the equipment and final clean-up was approximately $25,000. The loss on the disposed of or abandoned (impaired) assets totaled approximately $145,000. All the above mentioned costs were recognized in the quarter ended March 31, 2008, Pursuant to our previous discussion in comment #2, we will be providing a more robust discussion in future filings of this nature.
Liquidity and Capital Resources, Page 19
7.	We note your disclosure that you cannot assure your readers that future operating cash flow will be adequate to provide for the cash outflow expected to service your obligations. Please revise future filings to include more specific disclosures regarding the means in which you can service these obligations such as continued reliance on cash reserves, draw downs on credit facilities and new financing arrangements. In this regard, please clarify if or how the availability on your current credit facility may be limited by a potential worsening of your financial condition. In addition, please revise future filings to include a tabular presentation of your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted under the financial covenants of your credit facility. Such disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance.
Response
Although we believe that the likelihood of default is remote, we acknowledge the Staff’s comment. In response to the Staff’s comment we propose revising our future filings’ disclosure on financial covenants with our credit facilities to the following:

     Our primary need for capital has been to increase the number of mixer trucks in our fleet, to increase the number of concrete batch plant locations, to purchase support equipment at each location, to secure and equip aggregate sources to ensure a long-term source and quality of the aggregate products used to produce our concrete and to provide working capital to support the expansion of our operations. As we expand our business, we will continue to utilize the availability of capital offered by financial institutions, in turn increasing our total debt and debt service obligations. Historically, our largest provider of financing has been Wells Fargo Equipment Financing, Inc., who we refer to as “WFE.” We believe our working capital, including our cash reserves, and our historical sources of capital will be satisfactory to meet our needs for at least one year from the date of this Quarterly Report on Form 10-Q.
     We have a credit facility with WFE which provides a $5.0 million revolving credit facility, as well as a $15.0 million capital expenditure commitment. As of June 30, 2008 we had approximately $4.6 million available on our revolving credit facility and we also had approximately $6.6 million available on the capital expenditure commitment. The WFE revolving credit facility is collateralized by all of our assets as well as all of the assets of our Parent. Listed below are the covenants which are required to be maintained by the Company and our Parent as of June 30, 2008 and December 31, 2007:

Meadow Valley:	June 30, 2008		December 31, 2007
	Minimum /		Minimum /
(amounts in thousands)	Maximum	Actual	Maximum	Actual

Minimum Net Worth (1)	23,323		23,323	34,527
Leverage (2)	3.0 to 1.0		3.0 to 1.0	1.58 to 1.0
Funded Debt to EBITDA (3)	3.0 to 1.0		3.0 to 1.0	1.19 to 1.0
Minimum CF/CPLTD (4)	n/a	n/a	1.25 to 1.0	2.58 to 1.0

Ready Mix, Inc.:	June 30, 2008		December 31, 2007
	Minimum	Actual	Minimum	Actual

Minimum CF/CPLTD (4)	n/a	n/a	1.25 to 1.0	2.84 to 1.0

(1)	Minimum Net Worth is defined as the sum of common stock, additional paid in capital, retained earnings minus goodwill and other intangible assets, all determined in accordance with United States Generally Accepted Accounting Principles. Base net worth of $14,000,000 as of September 15, 2005 plus 75% of net profit for every fiscal year thereafter, beginning December 31, 2005.

(2)	Leverage is defined as total liabilities to Net Worth. Measured at fiscal year end.

(3)	Funded Debt to EBITDA is defined as all interest bearing notes, loans and capital leases divided by the sum of net profit, interest expense, taxes, depreciation and amortization less dividends, plus or minus extraordinary expenses or gains, to be determined at WFE’s sole discretion, for the previous four fiscal quarterly periods. Measured quarterly.

(4)	Minimum CF to CPLTD is defined as cash flow (the sum of net profit, depreciation and amortization, less dividends, plus or minus extraordinary expenses or gains, to be determined at WFE’s sole discretion) divided by the current portion of long term debt. Measured at fiscal year end.

n/a	Not required to be calculate at the interim period.
     During July we completed the expansion of our operations by adding one additional ready-mix production plant, related production plant equipment and site improvements, with an aggregate cost of approximately $.75 million, the majority of which, we financed through the capital expenditure commitment of our WFE credit facility. The new plant will expand our service area and allow us to better utilize our existing equipment.
     As a result of the expansion efforts we have already executed over the past two and a half years, we have entered into additional debt and operating lease obligations which, in turn, have increased our total fixed minimum monthly payment obligations. As a result of the downturn in the economy, operations did not provide the cash flow needed to meet the monthly obligations and cash reserves were utilized. We do not expect this trend to continue, but cannot assure that cash flow from operations will be adequate to provide for the cash outflow needed to service all of our obligations, however we do anticipate that our cash reserves and our revolving credit facility are sufficient to meet our needs over the next twelve months.
In response to the Staff’s comment regarding a worsening of our financial condition and our credit facility this could only affect our $5.0 million credit line. The credit line is limited to a maximum of $5.0 million based on percentages of accounts receivable, inventory and unsecured property and equipment. Based on our current economic conditions we are far in excess of any limitations on the maximum borrowing capacity.
In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have made every effort to provide comprehensive responses to the Staff comments, however, if you have remaining questions or comments please contact me at 602-957-2722 ext 136 or via fax at 602-522-1911.

Sincerely,
/s/ Clint Tryon
Clint Tryon
Chief Financial Officer, Secretary and Treasurer